UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File Number 1-4547 (Unilever N.V.)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOOD HUMOR – BREYERS SAVINGS PLAN

UNILEVER UNITED STATES, INC.
700 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY 07632

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

Good Humor — Breyers Savings Plan	2

Good Humor — Breyers Savings Plan	3

Required Information

A. Financial Statements and Schedule:

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4–9

Supplemental Schedules (*)

H – Line 4i – Schedule of Assets (Held at End of Year)	10

(*)	Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

B. Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

Good Humor — Breyers Savings Plan	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOOD HUMOR – BREYERS SAVINGS PLAN

By:	/s/ Stephen Pass

STEPHEN PASS
DIRECTOR OF BENEFITS

Date: June 24, 2005

Good Humor — Breyers Savings Plan	5

Good Humor — Breyers
Savings Plan

Financial Statements and
Supplemental Schedule
December 31, 2004 and 2003

Good Humor — Breyers Savings Plan	1

Good Humor – Breyers Savings Plan

Index
December 31, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4–9

Supplemental Schedules (*)

H – Line 4i – Schedule of Assets (Held at End of Year)	10

(*)	Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Good Humor — Breyers Savings Plan	1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Good Humor — Breyers Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Good Humor — Breyers Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 23, 2005

Good Humor – Breyers Savings Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003

Assets
Investment in the Unilever United States, Inc. Master Savings Trust, at fair value	$4,704,474	$3,805,385
Loans to participants	410,111	280,203

Total investments	5,114,585	4,085,588

Liabilities
Investment expenses payable	115	131

Total liabilities	115	131

Net assets available for plan benefits	$5,114,470	$4,085,457

The accompanying notes are an integral part of these financial statements.

Good Humor – Breyers Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions
Additions to net assets attributed to:
Investment gain from Master Trust	$306,502	$426,373

Interest from participant loans	16,701	14,485

Contributions and other additions
Contributions from participants	528,027	431,220
Contributions from employer	364,226	304,739
Rollover contributions	281	26,559

Total additions	1,215,737	1,203,376

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	185,408	151,862
Administrative expenses	1,316	285

Total deductions	186,724	152,147

Net additions	1,029,013	1,051,229

Net assets available for plan benefits
Beginning of year	4,085,457	3,034,228

End of year	$5,114,470	$4,085,457

The accompanying notes are an integral part of these financial statements.

Good Humor – Breyers Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

1. Description of the Plan

The Good Humor – Breyers Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (“Unilever US”) are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

Eligibility

All employees of Good Humor – Breyers (the “Company”), a division of Conopco, Inc., a subsidiary of Unilever US at the Hagerstown, Maryland plant, represented by the Steelworkers Local 9836 and scheduled to work twenty or more hours a week are eligible to participate in the Plan as of date of hire.

Contributions

Plan participants are permitted to make voluntary contributions between 1% and 15% of their eligible compensation to the Plan through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 17% of compensation. Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax” account. After-tax contributions are deposited in an “after-tax account.” Before-tax contributions are limited to $13,000 and $12,000 for 2004 and 2003, respectively.

Participant who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $3,000 and $2,000 for eligible employees for 2004 and 2003, respectively.

The Company matches 100% of the first 3% of participant contributions and 50% of the next 2% of participant contributions. These contributions are deposited in a “company matching” account.

All contributions are deposited in the Trust.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. At December 31, 2004 and 2003, there were 368 and 361 participants, respectively, in the Plan.

Vesting

Participants are fully vested in all their contributions to the before-tax and after-tax accounts as well as the earnings thereon. Participants are fully vested in all company matching contributions, therefore there are no forfeitures in the Plan.

Payment of Benefits

During employment, participants may withdraw all or part of their “after-tax account”, including prior plan profit sharing and earnings thereon. Participants may apply to the Benefits

Good Humor – Breyers Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

Administration Committee for a financial hardship withdrawal of up to 100% of the value of their “after-tax account” and the eligible portion of their vested before-tax account based on plan provisions, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship. Upon attainment of age 59-1/2, participants may withdraw all or part of their “before-tax account,” “after-tax account” and “company matching account.”

Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain the age of 70 1/2 at which time IRS regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subject to an involuntary distribution.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards any of the following funds:

•	The PRIMCO Interest Income Fund is primarily invested in investment contracts issued by high quality financial institutions such as insurance companies or banks. Each contract has its own specific terms, including interest rate and maturity date. The crediting interest rates at December 31, 2004 and 2003 for the contracts range from 1.99% to 6.99% and 1.00% to 6.99%, respectively. The average crediting interest rates at December 31, 2004 and 2003, for the contracts are 4.56% and 4.95%, respectively.

•	The NTGI-QM Collective Daily S&P500 Equity Index Fund is primarily invested in the 500 stocks that make up the S&P 500 Index.

•	The Fidelity Magellan Fund is primarily invested in common stocks. The fund may invest in the securities of foreign issuers.

•	The PIMCO Total Return Fund is primarily invested in all types of bonds, including U.S. government, corporate, mortgage, and foreign bonds. The fund maintains an average portfolio duration of three to six years.

•	The Fidelity Equity Income Fund is primarily invested mainly in income-producing equity securities, which tend to be large-cap value stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The Harbor Capital Appreciation Fund is primarily invested in equity securities of companies with market capitalizations of at least $1 billion. The fund may invest in the securities of foreign issuers.

•	The Capital Guardian International Equity Fund is primarily invested in opportunities outside of the United States, including American Depository Receipts and U.S. registered securities and companies that target markets outside of the United States.

•	The Unilever N.V. Stock Fund is primarily invested in Unilever N.V. stock.

•	The T. Rowe Price Small Cap Stock Fund is primarily invested in stocks and equity-related securities of small companies.

Good Humor – Breyers Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

Loans to Plan Participants

At the request of the Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in their accounts less any outstanding loans. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years. All other loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting, in conformity with accounting standards generally accepted in the United States of America.

Valuation of Trust Investments and Income Recognition

Shares of participation in the various funds, other than the PRIMCO Interest Income Fund, are valued based on quoted market prices as of the last business day of the year. The guaranteed investment contracts and the synthetic guaranteed investment contracts in the PRIMCO Interest Income Fund are stated at contract value, which approximates fair value.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed

Good Humor – Breyers Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

3. Tax Status of the Plan

The Plan received a favorable tax determination letter, effective August 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4. Investments Held by the Trust

The Trust primarily comprises the assets of the “Unicare Savings Plan,” an affiliated plan. The “Unicare Savings Plan” comprises approximately 92% and 91%, respectively, of the investments held by the Trust as of December 31, 2004 and 2003. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has a less than 1% interest in the investments of the Trust as of December 31, 2004 and 2003.

The Plan’s approximate share of investments held by the Trust at December 31, 2004 and 2003 were as follows:

	2004	2003

Short-Term Investment Fund	0.3%	0.2%
Mutual Funds	0.2%	0.2%
Commingled Funds	0.3%	0.2%
Guaranteed Investment Contracts	0.3%	0.2%
Synthetic Guaranteed Investment Contracts	0.3%	0.2%
Unilever N.V. Stock Fund	1.1%	0.8%

Good Humor – Breyers Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

At December 31, 2004 and 2003, the financial position of the Trust was as follows:

	2004	2003

Investments at fair value
Short-term investment fund (cost approximates fair value)	$16,906,150	$16,572,033
Mutual fund (cost $923,962,853 and $887,684,796)	970,167,233	927,507,455
Commingled fund (cost approximates contract value)	220,062,987	211,175,244
Guaranteed investments contracts (cost approximates contract value)	13,424,977	29,932,028
Synthetic guaranteed investment contracts (cost approximates contract value)	441,598,756	461,597,804
Unilever N.V. stock fund (cost $33,560,201 and $34,516,454)	43,046,229	45,960,206

	$1,705,206,332	$1,692,744,770

The following presents investments that represent five percent or more of the Trust’s net assets for the years ended December 31, 2004 and 2003:

	2004	2003

Fidelity Magellan Fund, 1,717,842 and 1,975,789 shares, respectively	$178,294,838	$193,113,614
PRIMCO Interest Income Fund, 691,157,884 and 720,033,509 shares, respectively	$691,157,884	$720,033,509
PIMCO Total Return Institutional Fund, 9,724,749 and 10,532,534 shares, respectively	$103,763,070	$112,803,441
Harbor Capital Appreciation Fund, 3,165,776 and 3,547,984 shares, respectively	$90,762,806	$93,382,936
NTGI-QM Equity Index Fund, 17,289,062 and 18,894,732 shares, respectively	$176,867,102	$174,209,426

Investment income for the Trust includes net appreciation (depreciation) of investment, as well as interest and dividends from investments. The net appreciation (depreciation) of investments held in the Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Good Humor – Breyers Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

The investment income of the Trust net assets for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003

Investment income
Net appreciation (depreciation) in fair value of investments:
Mutual funds and commingled funds	$72,140,348	$136,536,171
Unilever N.V. stock	1,054,213	9,904,734

Net appreciation (depreciation)	73,194,561	146,440,905

Interest	31,384,667	33,338,726
Dividends	19,105,870	13,618,977

Total investment gain/(loss)	$123,685,098	$193,398,608

5. Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, the participant’s rights to their accrued benefits are nonforfeitable. Any unallocated assets of the plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7. Subsequent Events

Effective as of the close of business on April 29, 2005, the Company has changed investment options of the Plan. All participant account balances on that date in Capital Guardian International Equity Fund were transferred to the Fidelity Select International Equity Portfolio.

Good Humor – Breyers Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

		(c) Description of Investment
		Including Maturity Date, Rate
	(b) Identity of Issue, Borrower,	of Interest, Collateral, Par or		(e) Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost	Value

*	Participants’ Loans	Interest rates ranging from 5.0% to 10.5% and with maturities through 2010	$—	$410,111

				$410,111

*	Denotes a party-in-interest to the Plan

Good Humor – Breyers Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

INDEX OF EXHIBITS

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm